Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form F-3) and related Prospectus of SFL Corporation Ltd. for the registration of common shares, preferred shares, debt securities, warrants, purchase contracts, rights, and units and to the incorporation by reference therein of our reports dated March 17, 2026, with respect to the consolidated financial statements of SFL Corporation Ltd., and the effectiveness of internal control over financial reporting of SFL Corporation Ltd., included in its Annual Report (Form 20-F) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.
/s/ Ernst & Young AS
Oslo, Norway
March 17, 2026